Exhibit 99.2
CLASS A COMMON STOCK PURCHASE AGREEMENT
     This Class A Common Stock Purchase Agreement (the “Agreement”) is entered into as of October 30, 2008 by and among INTEL CAPITAL CORPORATION, a Delaware corporation (“Intel”), and EMC CORPORATION, a Massachusetts corporation (“EMC”).
     In consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto agree as follows:
1. AGREEMENT TO PURCHASE AND SELL STOCK.
          1.1. Agreement to Purchase and Sell. Subject to the terms and conditions hereof, on the date hereof, Intel shall sell to EMC, and EMC shall purchase from Intel, 500,000 shares (the “Shares”) of Class A Common Stock (“Class A Common Stock”), par value $0.01 per share, of VMware, Inc., a Delaware corporation (“VMware”), at a price of $26.5188 per share for an aggregate purchase price of $13,259,400.00. The purchase price for the Shares shall be paid by wire transfer of immediately available funds to a designated account of Intel.
2. CLOSING; DELIVERY.
          2.1. The Closing. The purchase and sale of the Shares hereunder shall take place remotely simultaneously with the execution of this Agreement (the “Closing”).
          2.2. Delivery. At the Closing, Intel will deliver to UBS Investment Bank (“UBS”) a letter of direction to UBS Investment Bank (“UBS”), the nominee holder of the Shares, irrevocably directing UBS to transfer the Shares to a securities account for the benefit of EMC, as designated by EMC, in either case against payment of the full purchase price for the Shares by wire transfer.
          3. REPRESENTATIONS AND WARRANTIES OF INTEL. Intel hereby represents and warrants to EMC, as of the Closing, as follows:
          3.1. Organization, Corporate Power. Intel is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.
          3.2. Authorization. All corporate action on the part of Intel necessary for the authorization, execution and delivery of, and the performance of all obligations of Intel under, this Agreement, and necessary for the consummation of the transaction contemplated hereby has been taken. The execution, delivery and performance by Intel of this Agreement and the consummation of the transaction contemplated hereby will not conflict with or constitute or result in, with or without the passage of time or the giving of notice or both, either a violation, breach or default by Intel of (i) any order of any government authority binding upon Intel or (ii) the certificate of incorporation or bylaws of Intel. This Agreement constitutes (assuming due authorization, execution and delivery by EMC) a valid and binding obligation of Intel enforceable against Intel in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.
4. REPRESENTATIONS AND WARRANTIES OF EMC. EMC represents and warrants to Intel, as of the Closing, as follows:
          4.1 Organization, Corporate Power. EMC is duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite corporate power and authority to enter into this Agreement and to perform its obligations herunder.
          4.2. Authorization. All corporate action on the part of EMC necessary for the authorization, execution and delivery of, and the performance of all obligations of EMC under, this Agreement, and necessary for the consummation of the transaction contemplated hereby has been taken. The execution, delivery and performance by EMC of this Agreement and the consummation of the transaction contemplated hereby will not conflict with or constitute or result in, with or without the passage of time or the giving of notice or both, either a violation, breach or default by EMC of (i) any order of any government authority binding upon EMC or (ii) the certificate of incorporation or bylaws of EMC. This Agreement constitutes (assuming due authorization, execution and delivery by Intel) a valid and binding obligation of EMC enforceable against EMC in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.
          4.3. Securities Act. (i) The Shares are being acquired for EMC’s own account and not with a view to any offering or distribution within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and any applicable state securities laws, (ii) EMC has no present intention of selling or otherwise disposing of the Shares or any portion thereof in violation of such laws, (iii) EMC has sufficient knowledge and expertise in financial and business matters so as to be capable of evaluating the merits and risks of the Shares, (iv) EMC understands that (a) the Shares have not been registered under the Securities Act, (b) the Shares may not be sold or transferred in the absence of such registration or an exemption from such registration and (c) the Shares involves a high degree of risk and EMC is capable of bearing the economic risks of the Shares, and (v) all material documents, records and books pertaining to the Shares have, on request, been made available to it. EMC owns approximately 84.0% of the outstanding shares of VMware’s common stock, representing 98.0% of the combined voting power of VMware’s common stock, and has elected a majority of the members of the Board of Directors of VMware. EMC has access to all information relating to VMware relevant to EMC’s decision to purchase the Shares.
5. MISCELLANEOUS.
          5.1. Governing Law. This Agreement shall be governed by and construed in accordance with the New York Business Corporation Law of the State of New York as to matters within the scope thereof, and as to all other matters shall be governed and construed in accordance with the internal laws of the State of New York without regard to principles of conflicts of laws.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year herein above first written.

INTEL CAPITAL CORPORATION	EMC CORPORATION

2200 Mission College Boulevard	176 South Street

Santa Clara, California 95052	Hopkinton, Massachusetts 01748

/s/ Arvind Sodhani Signature	/s/ C. Matthew Olton Signature

Arvind Sodhani Printed Name	C. Matthew Olton Printed Name

President, Intel Capital Corporation
EVP, Intel Corporation	Vice President, Corporate Development
Title	Title